December 8, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Markel Corporation

Form 10-K for fiscal year ended December 31, 2005

File No. 001-15811

Dear Mr. Rosenberg:

We are responding to your comment letter dated November 8, 2006.

Your comments are set forth below in full, followed by our responses. Please also refer to Appendix A, which is a revised version of the document attached to our September 29, 2006 letter, and Appendix B, which includes proposed revisions to portions of the discussion that initially appeared beginning on page 86 and ending on page 91 in the Results of Operations section of MD&A in our 2005 Annual Report.

Form 10-K for fiscal year ended December 31, 2005

Managements’ Discussion and Analysis

Critical Accounting Estimates

Unpaid Losses and Loss Adjustment Expenses and Reinsurance Allowance for Doubtful Accounts, page 79

1.

Please refer to prior comments 1c and 3a. You state that management’s best estimate of net reserves for unpaid losses and loss adjustment expenses exceeded the actuarially calculated best estimate by approximately 4.5% and 3.0% at December 31, 2005 and 2004, respectively. However, you propose eliminating quantification of this difference. We believe that investors would benefit from a more detailed understanding of the subjective factors that you considered in finalizing your reserve estimates. Please provide in disclosure-type format the percentage difference between the best estimates by management and actuaries at December 31, 2005 and 2004, explain the

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specific “subjective factors” at each balance sheet date that you considered in establishing a recorded reserve that varied from the actuarial best estimate and the factors that supported an increase in this additional reserve provision from 3.0% to 4.5%. Expand your discussion of underwriting results in MD&A to include a quantification of the impact of these changes in your evaluation of such “subjective factors” for each period presented.

In future filings, we propose to respond to comment 1 with disclosures as set forth at the bottom of page 5 and top of page 6 in Appendix A.

2.	Please refer to prior comment 4 (items a-c only). Your proposed new disclosure continues to be inadequate. In particular, you do not adequately describe and quantify key reserve assumptions used in your most recent loss reserve estimate, such as claim frequency and severity, or adequately explain and quantify the specific factors that caused you to revise prior year reserve estimates. Accordingly, we reissue our prior comment.

3.	Please refer to prior comment 5. You state that changes in frequency and severity within a range of + or – 0% to 5% are “reasonably likely based on historical variability in loss reserves.” This range from an aggregate redundancy of $370.9 million to an aggregate deficiency of $389.9 million appears to be inconsistent with your historical results (i.e. a deficiency of $128.6 million in 2003, a deficiency of $33.9 million in 2004 and a redundancy of $50.6 million in 2005). Please provide a revised presentation in disclosure-type format that justifies your conclusion that the variations in claim frequency and severity as reflected in the proposed table are “reasonably likely based on historical variability in loss reserves.”

Underwriting Results, pages 84-90

4.	Please refer to prior comment 8. Your proposed new disclosure continues to be inadequate. In particular, you do not justify the timing of changes in estimate and why reserve strengthening or reserve releases were not required in earlier periods. Accordingly, we reissue our prior comment.

In future filings, we propose to respond to comments 2, 3 and 4 with disclosures as set forth in Appendix A and Appendix B. Our responses to these comments should be read on a linked basis. An overview with respect to changes in assumptions and timing is given on page 2 and at the top of page 5 of Appendix A. The balance of the response is in the revised MD&A text. For items 2 and 4, see in particular the italicized and bold text on pages 1, 2 and 3 of Appendix B. Comment 3 is addressed most specifically on pages 4 and 5.

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We have appreciated the opportunity to speak with Mr. Frank Wyman of your Staff during this process and his assistance in clarifying our questions about the comments.

As I will be out of the office during the week of December 11, if you have any questions about our responses, please contact Mike Jones at 804-965-1734.

Sincerely,

Richard R. Whitt, III
Senior Vice President &
Chief Financial Officer

cc:	Alan I. Kirshner

D. Michael Jones

Nora N. Crouch

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APPENDIX A

Unpaid Losses and Loss Adjustment Expenses

Our consolidated balance sheet included estimated unpaid losses and loss adjustment expenses of $5.9 billion and reinsurance recoverable on unpaid losses of $1.8 billion at December 31, 2005 compared to $5.5 billion and $1.6 billion, respectively, at December 31, 2004. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.

We accrue liabilities for unpaid losses and loss adjustment expenses based upon estimates of the ultimate amounts payable. We maintain reserves for specific claims incurred and reported (case reserves) and reserves for claims incurred but not reported (IBNR reserves).

Reported claims are in various stages of the settlement process, and the corresponding reserves for reported claims are based primarily on case-by-case evaluations of the individual claims. Case reserves consider our estimate of the ultimate cost to settle the claims, including investigation and defense of lawsuits resulting from the claims, and may be subject to adjustment for differences between costs originally estimated and costs subsequently re-estimated or incurred. Each claim is settled individually based upon its merits, and some claims may take years to settle, especially if legal action is involved.

As of any balance sheet date, all claims have not yet been reported, and some claims may not be reported for many years. As a result, the liability for unpaid losses and loss adjustment expenses includes significant estimates for incurred but not reported claims. U.S. GAAP requires that IBNR reserves be based on the estimated ultimate cost of settling claims, including the effects of inflation and other social and economic factors, using past experience adjusted for current trends and any other factors that would modify past experience. IBNR reserves are generally calculated by subtracting paid losses and case reserves from estimated ultimate losses. IBNR reserves were 54% of total unpaid losses and loss adjustment expenses at December 31, 2005 compared to 52% at December 31, 2004.

Our liabilities for unpaid losses and loss adjustment expenses can generally be categorized into two distinct groups, short-tail business and long-tail business. Short-tail business refers to lines of business for which losses are usually known and paid shortly after the loss actually occurs. Our short-tail coverages include, for example, property, accident and health, motorcycle, watercraft and marine hull exposures. Long-tail business describes lines of business for which specific losses may not be known and reported for some period and losses take much longer to emerge. Given the time frame over which long-tail exposures are ultimately settled, there is greater uncertainty and volatility in these lines than in short-tail lines of business. Our long-tail coverages consist of most casualty lines including, for example, professional liability, directors’ and officers’ liability, products liability and excess and umbrella exposures. Some factors that contribute to the uncertainty and volatility of long-tail casualty programs, and thus require a significant degree of judgment in the reserving process, include: the inherent uncertainty as to the length of payment and reporting development patterns; the possibility of judicial interpretations or legislative changes that might impact future loss experience relative to prior loss experience; and the potential lack of comparability of the underlying data used in performing loss reserve analyses.

Our ultimate liability may be greater or less than current reserves. Changes in our estimated ultimate liability for loss reserves generally occur as the result of the emergence of unanticipated loss activity, the completion of specific actuarial or claims studies or changes in internal or external factors. We closely monitor new information on reported claims and use statistical analyses prepared by our actuaries to evaluate the adequacy of our recorded reserves. We are required to exercise considerable judgment when assessing the relative credibility of loss development trends. Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. As a result, if new information or trends indicate an increase in frequency or severity of claims in excess of what we initially anticipated, we generally respond quickly and increase loss reserves. If, however, frequency or severity trends are more favorable than initially anticipated, we often wait to evaluate experience in additional periods to confirm the credibility of the trend before reducing our loss reserves. In addition, for long-tail lines of business, trends develop over longer periods of time, and as a result, we give credibility to these trends more slowly than for short-tail or less volatile lines of business.

Each quarter, our actuaries prepare estimates of the ultimate liability for unpaid losses and loss adjustment expenses based on established actuarial methods. Management reviews these estimates, supplements the actuarial analyses with information provided by claims, underwriting and other operational personnel and determines its best estimate of loss reserves, which is recorded in our financial statements. Our procedures for determining the adequacy of loss reserves at the end of the year are substantially similar to the procedures applied at the end of each interim period.

Additionally, once a year, generally at the end of the third quarter, we conduct a detailed review of our liability for unpaid losses and loss adjustment expenses for asbestos and environmental (A&E) claims. If there is significant development on A&E claims in advance of the annual review, such development is considered by our actuaries and by management as part of our quarterly review process. We consider a detailed annual review appropriate because A&E claims develop slowly, are typically reported and paid many years after the loss event occurs and, historically, have exhibited a high degree of variability.

Any adjustments resulting from our interim or year-end reviews, including changes in estimates, are recorded as a component of losses and loss adjustment expenses in the period of the change. Reserve changes that increase previous estimates of ultimate claims cost are referred to as unfavorable or adverse development or reserve strengthening. Reserve changes that decrease previous estimates of ultimate claims cost are referred to as favorable development.

In establishing our liabilities for unpaid losses and loss adjustment expenses, our actuaries estimate an ultimate loss ratio, by accident year, for each of our over 90 major product lines with input from our underwriting and claims associates. In estimating an ultimate loss ratio for a particular line of business, our actuaries may use one or more actuarial reserving methods and select from these a single point estimate. To varying degrees, these methods include detailed statistical analysis of past claim reporting, settlement activity, claim frequency and severity, policyholder loss experience, industry loss experience and changes in market conditions, policy forms and exposures. The actuarial methods we use include:

•	Paid Loss Development – This method uses historical loss payment patterns to estimate future loss payment patterns. Our actuaries use the historical loss patterns to develop factors that are applied to current paid loss amounts to calculate expected ultimate losses.

•	Incurred Loss Development – This method uses historical claims reporting patterns to estimate future claims reporting patterns. Our actuaries use the historical claims patterns to develop factors that are applied to current reported losses to calculate expected ultimate losses.

•	Bornhuetter-Ferguson Paid Loss Development – This method divides the projection of ultimate losses into the portion that has already been paid and the portion that has yet to be paid. The portion that has yet to be paid is estimated as the product of three amounts: the premium earned for the exposure period, the expected loss ratio and the percentage of ultimate losses that are still unpaid. The expected loss ratio is selected by considering historical loss ratios, adjusted for any known changes in pricing, loss trends, adequacy of case reserves, changes in administrative practices and other relevant factors.

•	Bornhuetter-Ferguson Incurred Loss Development – This method is identical to the Bornhuetter-Ferguson paid loss development method, except that it uses the percentage of ultimate losses that are still unreported, instead of the percentage of ultimate losses that are still unpaid.

•	Frequency/Severity – Under this method, expected ultimate losses are equal to the product of the expected ultimate number of claims and the expected ultimate average cost per claim. Our actuaries use historical reporting patterns and severity patterns to develop factors that are applied to the current reported amounts to calculate expected ultimate losses.

Each actuarial method has its own set of assumptions and its own strengths and limitations, with no one method being better than the others in all situations. For example, if a particular line of business has experienced significant changes in claims handling practices that would impact the comparability of case reserves between periods, we would make appropriate adjustments to the data and would give less credibility to the incurred loss development method. Our actuaries select the reserving methods that they believe will produce the most reliable estimate for the class of business being evaluated. Greater judgment may be required when we introduce new product lines or when there have been changes in claims handling practices, as the statistical data available may be insufficient. In these instances, we may rely upon assumptions applied to similar lines of business, rely more heavily on industry experience or take into account changes in underwriting guidelines and risk selection. For example, in 2003, we began offering a specialty underwriting facility for alternative risk transfer, which was a class of business we had not previously underwritten. Given our limited historical experience with this program, we have relied more heavily on data from similar lines of business we have underwritten for some time and on available external data. In the future, as we develop more experience with our alternative risk transfer program, our actuarial methods may rely more on our historical experience.

A key assumption in most actuarial analyses is that past claims development patterns will repeat themselves in the future, absent a significant change in internal or external factors that influence the ultimate cost of our unpaid losses and loss adjustment expenses. Our estimates reflect implicit or explicit assumptions regarding the potential effects of external factors, including economic and social inflation, judicial decisions, law changes and recent trends in these factors. Our actuarial analyses are based on statistical analysis, but also consist of reviewing internal factors that are difficult to analyze statistically, including underwriting and claims handling changes. In some of our markets, and where we act as a reinsurer, the timing and amount of information reported about underlying claims is in the control of third parties. This can also affect estimates and require re-estimation as new information becomes available.

As indicated above, we may use one or more actuarial reserving methods, which incorporate numerous underlying judgments and assumptions, to establish our estimate of ultimate loss reserves. While we use our best judgment in establishing our estimate for loss reserves, applying different assumptions and variables could lead to significantly different loss reserve estimates.

Loss frequency and loss severity are two key measures of loss activity that often result in adjustments to actuarial assumptions relative to ultimate loss reserve estimates. Loss frequency measures the number of claims per unit of insured exposure. When the number of newly reported claims is higher than anticipated, generally speaking, loss reserves are increased. Conversely, loss reserves are generally decreased when fewer claims are reported than expected. Loss severity measures the average size of a claim. When the average severity of reported claims is higher than originally estimated, loss reserves are typically increased. When the average claim size is lower than anticipated, loss reserves are typically decreased. For example, over the past three years, we have experienced redundancies on prior years’ loss reserves at the Shand Professional/Products Liability unit as a result of decreases in loss severity, while over the same period of time we have experienced deficiencies on prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit as a result of increased loss frequency and severity. Additionally, we have experienced increases in loss frequency and loss severity related to our asbestos and environmental exposures.

Changes in prior years’ loss reserves, including the trends and factors that impacted loss reserve development, as well as the likelihood that such trends and factors could result in future loss reserve development, are discussed in further detail under “Results of Operations.”

Our philosophy is to establish loss reserves that are more likely redundant than deficient. This means that we seek to establish loss reserves that will ultimately prove to be adequate. Using this philosophy, loss reserves are established for each of our product lines at management’s best estimate, which is generally higher than the corresponding actuarially calculated point estimate. The actuarial point estimate represents our actuaries’ estimate of the most likely amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time; however, there is inherent uncertainty in the point estimate as it is the expected value in a range of possible reserve estimates. In some cases, actuarial analyses, which are based on statistical analysis, cannot fully incorporate all of the subjective factors that affect development of losses. In other cases, management’s perspective of these more subjective factors may differ from the actuarial perspective. Subjective factors where management’s perspective may differ from that of the actuaries include: the credibility and timeliness of claims information received from third parties, economic and social inflation, judicial decisions, law changes, changes in underwriting or claims handling practices and other current and developing trends. As a result, the actuarially calculated point estimates for each of our lines of business represent starting points for management’s quarterly review of loss reserves.

Management’s best estimate of net reserves for unpaid losses and loss adjustment expenses exceeded the actuarially calculated point estimate by approximately $175 million, or 4.5%, at December 31, 2005, compared to $112 million, or 3.0%, at December 31, 2004. The difference between management’s best estimate and the actuarially calculated point estimate for both periods is primarily associated with our long-tail business at the Shand Professional/Products Liability unit and at Markel International.

The increase in the difference from 2004 to 2005 was primarily due to management attributing less credibility than the actuaries to emerging favorable trends in the London Insurance Market. During 2005, the actuarial point estimate of loss reserves in the London Insurance Market segment was reduced as a result of favorable loss reserve development on recent accident years. Given past unfavorable and volatile development in this segment and consistent with our reserving philosophy, management did not incorporate this emerging favorable trend into its best estimate to the same extent as the actuaries.

Management also considers the range, or variability, of reasonably possible losses determined by our actuaries when establishing its best estimate for loss reserves. The actuarial ranges represent our actuaries’ estimate of a likely lowest amount and highest amount that will ultimately be paid to settle the loss reserves we have recorded at a particular point in time. The range determinations are based on estimates and actuarial judgments and are intended to encompass reasonably likely changes in one or more of the factors that were used to determine the point estimates. Using statistical models, our actuaries establish high and low ends of a range of reasonable reserve estimates for our continuing U.S. operations, which include the loss reserves held by our Excess and Surplus Lines and Specialty Admitted segments. Our actuaries separately establish high and low ends of a range of reasonable reserve estimates for Markel International and for our discontinued U.S. programs, both of which include A&E exposures.

At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $2,113.6 million for our U.S. operations. The high and low ends of the actuarial range for this business as of December 31, 2005 were $2,158.9 million and $1,836.0 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $1,737.6 million for Markel International. The high and low ends of the actuarial range for this business as of December 31, 2005 were $1,881.3 million and $1,517.8 million, respectively. At December 31, 2005, we held reserves for net unpaid losses and loss adjustment expenses of $188.2 million for our discontinued U.S. programs. The high and low ends of the actuarial range for this business as of December 31, 2005 were $220.9 million and $151.1 million, respectively. Due to the actuarial methods used to determine the separate ranges for each of these areas of our business, it is not appropriate to aggregate the high or low ends of the separate ranges to determine the high and low ends of the actuarial range on a consolidated basis.

Undue reliance should not be placed on these ranges of estimates as they are only one of many points of reference used by management to determine its best estimate of ultimate losses. Further, actuarial ranges may not be a true reflection of the potential variability between loss reserves estimated at the balance sheet date and the ultimate cost of settling claims. Actuarial ranges are developed based on known events as of the valuation date, while ultimate losses are subject to events and circumstances that are unknown as of the valuation date. For example, the Claims and Reserves table on page 98, which provides a summary of historical development between originally estimated loss reserves and ultimate claims costs, illustrates this potential variability, reflecting a cumulative deficiency in net reserves of 34% for the 2000 and prior accident years. A significant portion of the cumulative deficiency that occurred during those periods includes adverse loss reserve development at Markel International, which we acquired in March 2000. Historically, we have experienced greater volatility on acquired books of business than on existing books of business. The increases in pre-acquisition loss reserves at Markel International were primarily associated with books of business that were not subject to our underwriting discipline and that subsequently experienced unfavorable loss development that exceeded our initial expectations. We believe that, as a result of applying greater underwriting discipline, including improved risk selection and pricing, on business currently being written, total recorded loss reserves at Markel International are unlikely to vary to the same degree as we have historically experienced.

We place less reliance on the ranges established for Markel International and for our discontinued U.S. programs than on the range established for our continuing U.S. operations. At Markel International, we estimate that approximately one-quarter of the exposures included in the established range are related to acquired lines of business, many of which are no longer being written, that were not subject to our underwriting discipline and controls. Additionally, A&E exposures, which are subject to an uncertain and unfavorable legal environment, account for approximately two-thirds of the loss reserves considered in the range established for our discontinued U.S. programs.

Our exposure to A&E claims results from policies written by acquired insurance operations before their acquisitions. The exposure to A&E claims originated from umbrella, excess and commercial general liability (CGL) insurance policies and assumed reinsurance contracts that were written on an occurrence basis from the 1970s to mid-1980s. Exposure also originated from claims-made policies that were designed to cover environmental risks provided that all other terms and conditions of the policy were met. A&E claims include property damage and clean-up costs related to pollution, as well as personal injury allegedly arising from exposure to hazardous materials. After 1986, we began underwriting CGL coverage with pollution exclusions, and in some lines of business we began using a claims-made form. These changes significantly reduced our exposure to future A&E claims on post-1986 business.

There is significant judgment required in estimating the amount of our potential exposure from A&E claims due to the limited and variable historical data on A&E losses as compared to other types of claims, the potential significant reporting delays of claims from insureds to insurance companies and the continuing evolution of laws and judicial interpretations of those laws relative to A&E exposures. Due to these unique aspects of A&E exposures, the ultimate value of loss reserves for A&E claims cannot be estimated using traditional methods and is subject to greater uncertainty than other types of claims. Other factors contributing to the significant uncertainty in estimating A&E reserves include: uncertainty as to the number and identity of insureds with potential exposure;

uncertainty as to the number of claims filed by exposed, but not ill, individuals; uncertainty as to the settlement values to be paid; difficulty in properly allocating responsibility and liability for the loss, especially if the claim involves multiple insurance providers or multiple policy periods; growth in the number and significance of bankruptcies of asbestos defendants; uncertainty as to the financial status of companies that insured or reinsured all or part of A&E claims; and inconsistent court decisions and interpretations with respect to underlying policy intent and coverage.

Due to these uncertainties, it is not possible to estimate our ultimate liability for A&E exposures with the same degree of reliability as with other types of exposures. Future development will be affected by the factors mentioned above and could have a material effect on our results of operations, cash flows and financial position. As of December 31, 2005, our consolidated balance sheet included estimated net reserves for A&E losses and loss adjustment expenses of $211.3 million. We seek to establish appropriate reserve levels for A&E exposures; however, these reserves could be subject to increase in the future. We have established A&E reserves without regard to the potential passage of asbestos reform legislation. These reserves are not discounted to present value and are forecasted to pay out over the next 50 years.

Reinsurance Allowance for Doubtful Accounts

We also evaluate and adjust reserves for uncollectible reinsurance based upon our collection experience, the financial condition of our reinsurers, collateral held and the development of the gross reserves.

Reinsurance recoverables recorded on insurance losses ceded to reinsurers under reinsurance contracts are subject to judgments and uncertainties similar to those involved in estimating gross loss reserves. In addition to these uncertainties, our reinsurance recoverables may prove uncollectible if the reinsurers are unable or unwilling to perform under the reinsurance contracts. In establishing our reinsurance allowance for amounts deemed uncollectible, we evaluate the financial condition of our reinsurers and monitor concentration of credit risk arising from our exposure to individual reinsurers. To determine if an allowance is necessary, we consider, among other factors, published financial information, reports from rating agencies, payment history, collateral held and our legal right to offset balances recoverable against balances we may owe. Our reinsurance allowance for doubtful accounts is subject to uncertainty and volatility due to the time lag involved in collecting amounts recoverable from reinsurers. Over the period of time that losses occur, reinsurers are billed and amounts are ultimately collected, economic conditions, as well as the operational and financial performance of particular reinsurers, may change and these changes may affect the reinsurers’ willingness and ability to meet their contractual obligation to us. It is also difficult to fully evaluate the impact of major catastrophic events on the financial stability of reinsurers, as well as the access to capital that reinsurers may have when such events occur. The ceding of insurance does not legally discharge us from our primary liability for the full amount of the policies, and we will be required to pay the loss and bear collection risk if the reinsurers fail to meet their obligations under the reinsurance contracts.

APPENDIX B

“Over the past three years, we have experienced significant redundancies in prior years’ loss reserves for the 2002 and 2003 accident years in all of our segments. During 2005, we saw the emergence of a similar positive trend on the 2004 accident year. The product lines that have produced these redundancies are primarily long-tail books of business that take several years to fully develop. The positive trend in these prior years’ loss reserves was partially the result of the more favorable rates and terms associated with a hard insurance market that began in 2000. Although the hard insurance market created expectations of improved underwriting results, the full impact from this favorable environment could not be quantified when we initially established loss reserves for these years.

In connection with our quarterly reviews of loss reserves, the actuarial methods we used exhibited a favorable trend for the 2002 to 2004 accident years. This trend was observed using statistical analysis of actual loss experience for those years, particularly with regard to loss severity at our Shand Professional/Products Liability unit, that developed more favorably than we had expected based upon our historical experience. In each quarterly review of loss reserves, based upon our latest evaluation of claims development patterns in this long-tail and often volatile line of business, we gave more credibility to the positive trend. As a result, our actuaries reduced their estimates of ultimate losses, and management reduced prior years’ loss reserves accordingly.

While we believe that prior years’ loss reserves for the 2002 to 2004 accident years may continue to develop favorably in 2006, we caution readers not to place undue reliance on this positive trend. Beginning in 2004, we saw a softening of the insurance market and experienced a slow down in the rate of increase in prices as a result of increased competition. Competition remained strong in 2005 and prices deteriorated. Similar to the impact of the hardening of the insurance market that began in 2000 and is discussed above, the impact of the softening insurance market on our underwriting results cannot be fully quantified in advance.

The following discussion provides more detail by segment of the underwriting results described above. This segment-based discussion is supplemented by a summary of prior years’ loss reserve development beginning on page 90.

Excess and Surplus Lines Segment

The Excess and Surplus Lines segment’s combined ratio for 2005 was 92% (including 10 points of losses on the 2005 Hurricanes) compared to 87% (including 2 points of losses on the 2004 Hurricanes) in 2004. The impact of the increased hurricane losses during 2005 was partially offset by more favorable development of prior years’ loss reserves during 2005 compared to 2004. The 2005

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combined ratio included $90.7 million of net losses and $28.4 million of additional reinsurance costs for the 2005 Hurricanes, while the 2004 combined ratio included $24.7 million of net losses and $1.2 million of additional reinsurance costs for the 2004 Hurricanes. The additional reinsurance costs, which reduced earned premiums, primarily related to reinstatement premiums paid on catastrophe reinsurance treaties. The improvement in the Excess and Surplus Lines segment’s combined ratio for 2004 compared to 2003 was primarily due to less development of prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit and continued favorable development of prior years’ loss reserves at other operating units in this segment, partially offset by the effects of the 2004 Hurricanes and an increase in the reinsurance allowance for doubtful accounts.

In 2005, the Excess and Surplus Lines segment’s results included $66.3 million of favorable development on prior years’ loss reserves compared to $10.8 million of adverse development on prior years’ loss reserves in 2004. The improvement experienced during 2005 was primarily due to more favorable development at the Shand Professional/Products Liability unit and less adverse development at the Investors Brokered Excess and Surplus Lines unit compared to 2004.

During 2005, prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit included $35.4 million of adverse development, of which $26.1 million related to general and products liability programs, including the California commercial and residential contractors programs, and claims handling costs associated with these and other programs. As further described in the next paragraph, the adverse development within the general and products liability programs was primarily for the 1999 to 2002 accident years and was the result of our determination, based on loss development experience, that the average claim severity assumption for these programs needed to be increased by 2%. In addition to the increased severity on reported claims, we experienced a higher than expected incidence of newly reported claims, resulting in a 6% increase in our average claim frequency assumption for these same programs. As a result of the increase in loss frequency and severity experienced during 2005 for these programs and considering the recent history of similar increases in 2003 and 2004, our actuaries increased their estimate of ultimate losses, and management increased prior years’ loss reserves accordingly.

Consequently, in each of the periods presented, we have increased prior years’ loss reserves at the Investors Brokered Excess and Surplus Lines unit. During this time, actual reported claims, primarily on the 1999 to 2002 accident years, have exceeded expectations resulting in our actuaries revising their estimates of our ultimate losses at this unit. The losses experienced since 2002 have been concentrated in our casualty book of business, primarily on the general and products liability programs. In these programs, we, like other insurers, have been adversely impacted by the geographic concentration of unfavorable litigation for construction-related exposures included in our commercial and residential contractors book of business in New York and California. As a result of these

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factors, the estimation of ultimate losses at this unit has been subject to greater volatility. We are closely monitoring claims processing and development patterns at this unit and no longer write contractors business in either California or New York. As a result of exiting certain books of business and re-underwriting and re-pricing the on-going casualty programs, we believe the business written at this unit since 2002 has met our underwriting profit targets. Adverse development is possible; however, we believe our December 31, 2005 reserves for loss and loss adjustment expenses at this unit are adequate.

Prior years’ loss reserves in the Excess and Surplus Lines segment also included $14.1 million and $13.0 million of development in 2005 and 2004, respectively, as a result of the deterioration in financial condition of several reinsurers who participated in reinsurance treaties covering business written in this segment. Over the past several years, large property and casualty insurance industry losses resulting from both soft market conditions in the late 1990s and from recent significant catastrophic events have negatively impacted the financial condition, liquidity and financial strength ratings of many reinsurers. As discussed in more detail under Business Overview and “Liquidity and Capital Resources,” we closely monitor exposure to credit risk under our reinsurance programs and we obtain security from our reinsurance partners in accordance with established internal guidelines.

The adverse development of prior years’ loss reserves in 2005 as discussed above was more than offset by $115.8 million of favorable development in prior years’ loss reserves at other operating units in this segment. Of this amount, $96.1 million was related to the Shand Professional/Products Liability unit. This favorable development, which included $83.8 million on the 2002 to 2004 accident years, was primarily the result of the positive effect of price increases across most product lines. We initially attributed most of the increase in rates during those years to greater loss exposure; however, based upon actual loss experience on this predominantly long-tail book of business, loss severity on these accident years has been lower than originally anticipated. The product lines that produced the majority of the redundancy at this unit were the specified medical, medical malpractice and products liability programs, where the average claim severity estimate on the 2002 to 2004 accident years declined by 15% in 2005 compared to 2004. As a result of this decrease in severity, our actuarial estimates of the ultimate liability for unpaid losses and loss adjustment expenses were reduced, and management reduced prior years’ loss reserves accordingly.” …

[Last two paragraphs on page 87 and pages 88-89 are not included as would remain unchanged from the 2005 Form 10-K.]

…“The following tables summarize the increases (decreases) in prior years’ loss reserves by segment, as discussed above.

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	Year Ended December 31, 2005
(dollars in millions)	Excess & Surplus Lines	Specialty Admitted	London Insurance Market	Other	Total
Brokered Excess & Surplus Lines	35.4	—	—	—	$35.4
Professional/Products Liability	(96.1)	—	—	—	(96.1)
Specialty Program Insurance	—	(30.3)	—	—	(30.3)
Asbestos exposures (1)	—	—	—	31.3	31.3
Allowance for reinsurance recoverables	14.1	—	—	1.3	15.4
Net other prior years’ (redundancy) deficiency	(19.7)	(1.1)	14.5	—	(6.3)

INCREASE (DECREASE)	(66.3)	(31.4)	14.5	32.6	$(50.6)

(1)	Asbestos exposures include related allowances for reinsurance bad debt.

[2004 and 2003 prior years’ loss reserves tables are not included as would remain unchanged from the 2005 Form 10-K.]

Over the past three years, we have experienced both favorable and unfavorable development on prior years’ loss reserves ranging from 1% to 5% of beginning of year net loss reserves. In 2005, we experienced favorable development of $50.6 million, or 1% of beginning of year net loss reserves. In 2004 and 2003, we experienced adverse development of $33.9 million, or 1% of beginning of year net loss reserves, and $128.6 million, or 5% of beginning of year net loss reserves, respectively.

The favorable trend in prior years’ loss reserve movements over the three-year period ended December 31, 2005 was primarily the result of increasing redundancies ($27.9 million in 2003, $36.0 million in 2004 and $96.1 million in 2005) at the Shand Professional/Products Liability unit as a result of lower than anticipated average claims severity and decreasing deficiencies ($91.1 million in 2003, $55.3 million in 2004 and $35.4 million in 2005) at the Investors Brokered Excess & Surplus Lines unit as a result of management’s ability to more accurately estimate actual loss frequency.

It is reasonably likely that the favorable loss severity trend at the Shand Professional/Products Liability unit could continue in 2006, which would result in additional reductions to prior years’ loss reserves. While further adverse development at the Investors Brokered Excess & Surplus Lines unit is possible, we believe that reserves for unpaid losses and loss adjustment expenses are adequate as of December 31, 2005, and that business written at this unit since 2002 is more likely to prove redundant than deficient.

It is difficult for management to predict the length and magnitude of an existing trend and, on a relative basis, it is even more difficult to predict the emergence of factors or trends that are unknown today but may have a material impact on loss reserve

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development. In assessing the likelihood of whether the above favorable trends will continue and whether other trends may develop, we believe that a reasonably likely movement in prior years’ loss reserves during 2006 would range from a redundancy of approximately 4%, or $150 million, to a deficiency of approximately 2%, or $75 million, of December 31, 2005 net loss reserves.”…

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